UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 16 August, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

ENCLOSURES:

Sens Announcement dated 16 August 2021: Audited Financial Results
for the year ended 30 June 2021

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2021

Earnings performance
Sasol delivered a strong set of results for the year ended 30 June 2021. Earnings before interest and tax (EBIT) of R16,6 billion increased by more than 100% compared to the prior year. This performance was underpinned by a strong cost, working capital and capital expenditure performance, despite the continued impacts of the COVID-19 pandemic and adverse weather events. A notable gross margin recovery was recorded in the second half of the financial year, supported by the combined impact of higher Brent crude oil and chemicals prices, offset by a stronger rand/US dollar exchange rate.

Earnings were mainly impacted by the following non-cash adjustments the net of which amounted to R15,4 billion:
- Net impairments of R28,7 billion mainly due to adjustments to our long-term exchange rate outlook and higher cost to procure gas over the longer term;
- Net profit on disposal of businesses of R2,2 billion, including the Air Separation Units;
- R3,4 billion gain on the realisation of the foreign currency translation reserve (FCTR), mainly on the divestment of a 50% interest in the LCCP Base Chemicals business;
- Gains of R5,5 billion on the translation of monetary assets and liabilities due to a 18% strengthening of the closing rand/US dollar exchange rate compared to June 2020; and
- Gains of R2,3 billion on the valuation of financial instruments and derivative contracts.

Sasol's results contain a prior year adjustment related to the South African integrated value chain impairment assessment, impacting impairments recognised since the 2017 financial year. The Company has revised its previously reported results and related disclosures. The comparative balances differ from those previously reported. The Company evaluated the effect of the prior period adjustments, both quantitatively and qualitatively, and concluded that the correction neither had a material impact on, nor require amendment of, any of the Company's previously issued or filed financial statements taken as a whole.

Key metrics	2021	2020 Restated	Change %
EBIT/(LBIT) (R million)	**16 619**	(111 926)	>100
Adjusted EBITDA[1] (R million)	**48 420**	34 976	38
Headline earnings/(loss) (R million)	**24 503**	(7 106)	>100
Basic earnings/(loss) per share (Rand)	**14,57**	(148,49)	>100
Headline earnings/(loss) per share (Rand)	**39,53**	(11,50)	>100
Core headline earnings per share[2] (Rand)	**27,74**	15,08	84
Dividend per share (Rand)			
- Interim (Rand)	**-**	-	-
- Final (Rand)	**-**	-	-

1   Adjusted EBITDA is calculated by adjusting EBIT for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of environmental provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities. We believe Adjusted EBITDA is a useful measure of the Group's underlying cash flow performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. (Adjusted EBITDA constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the full set of audited summarised financial statements).

2   Core HEPS is calculated by adjusting headline earnings per share with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of B-BBEE transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the Group´s sustainable operating performance. (Core HEPS constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the full set of audited summarised financial statements.

Net asset value	2021	2020 Restated	Change %
Total assets (R million)	360 743	474 535	(24)
Total liabilities (R million)	208 272	318 618	53
Total equity (R million)	**152 471**	**155 917**	**(2)**

Turnover			EBIT/(LBIT)	
2020 R million	2021 R million		2021 R million	2020 Restated R million
		Energy business		
19 981	**21 704**	Mining	**3 227**	2 756
12 419	**10 990**	Gas	**6 656**	5 527
62 553	**60 649**	Fuels	**(18 170)**	(11 609)
		Chemicals business		
54 310	**60 597**	Africa	**6 957**	(17 035)
28 809	**29 360**	America	**8 116**	(77 556)
39 989	**46 038**	Eurasia	**4 680**	(894)
30	**26**	**Corporate Centre**	**5 153**	(13 115)
218 001	**229 364**	**Group performance**	**16 619**	(111 926)
(27 634)	**(27 454)**	Intersegmental turnover		
190 367	**201 910**	**External turnover**		

Balance sheet management
Cash generated by operating activities increased by 6% to R45,1 billion compared to the prior year. This, together with the asset divestment programme, enabled the repayment of approximately R81 billion of debt, including the settlement of our rand denominated banking facilities of approximately R4 billion.

Actual capital expenditure amounted to R16,4 billion compared to R35,2 billion during 2020. The reduction in capital expenditure was carefully executed as a result of our optimised risk management focus whilst ensuring asset integrity and safety were not compromised.

Our net debt to EBITDA ratio at 30 June 2021, based on the revolving credit facility (RCF) and US dollar term loan covenant definition, was 1,5 times, significantly below the agreed threshold level. Although this ratio meets our targeted net debt to EBITDA level, we will continue with our efforts to reduce leverage and absolute debt levels further. This will create valuable financial flexibility as we execute our Future Sasol strategy in the midst of an uncertain macroeconomic environment. Our objective remains to steer the balance sheet metrics toward restoration of our investment grade levels.

During the year bonds of US$1,5 billion (R21,4 billion) were issued and listed on the New York Stock Exchange. At 30 June 2021, our total debt was R102,9 billion compared to R189,7 billion at 30 June 2020. During the year, we utilised proceeds from our asset divestments to repay the US dollar syndicated loan, a portion of our RCF and term loans, reducing our US dollar denominated debt by almost R76 billion (US$5 billion).

Our gearing decreased from 117,0% at 30 June 2020 to 61,5% at 30 June 2021 mainly due to repayment of US dollar debt and a stronger closing rand/US dollar exchange rate.

As at 30 June 2021, our liquidity headroom was R84 billion (US$5,9 billion), well above our outlook to maintain liquidity in excess of US$1 billion, with available rand and US dollar-based funds improving as we advance our focused management actions. We have no significant debt maturities before November 2022 when the US$1 billion bond becomes due.

In line with our financial risk management framework, we continue to make good progress with hedging our foreign currency, crude oil and ethane exposure. We have been successful in hedging our total oil exposure for 2022 which increases the certainty of future cash flows to reduce debt levels and enable us to execute on our Future Sasol strategy. For further details of our open hedge positions we refer you to our Analyst Book (www.sasol.com).

Dividend
The restoration of dividends is a key priority, but in the context of the high level of macroeconomic uncertainty the Board believes it is prudent not to declare a dividend at this stage.

Changes in Directors
The following change to the Board occurred after the publication of the Company's interim financial results on 22 February 2021:
Mr S Subramoney was appointed as independent non-executive director and member of the Audit Committee with effect from 1 March 2021. The Company announced the appointment of Ms GMB Kennealy, an independent non-executive director, as Chairman of the Audit Committee effective 1 September 2021 upon the retirement of Mr C Beggs as independent non-executive director and Chairman of the Audit Committee on 31 August 2021.

Mr P Victor has informed the Company that he will step down as Chief Financial Officer (CFO) and executive director of Sasol Limited on 30 June 2022. Mr H Rossouw has been appointed as CFO designate and executive director designate of Sasol to succeed Mr Victor. He will join Sasol on 4 April 2022 and will succeed Mr Victor as executive director and CFO on 1 July 2022.

Short-form statement
This announcement is the responsibility of the directors. The information in this short-form announcement, including the financial information on which the outlook is based, has not been audited and reported on by Sasol Limited's external auditors. Financial figures in this announcement have been correctly extracted from the audited financial results. The audited financial results have been audited by the group's auditors, PwC who expressed an unmodified opinion thereon. A key audit matter relating to "Impairment assessment of property, plant and equipment and investments in subsidiaries" is addressed in PwC's independent auditor's report. This announcement does not include the information required pursuant to paragraph 16A(j) of IAS 34 'Interim Financial Reporting. It is only a summary of the information contained in the full

announcement and does not contain full or complete details. Any investment decision should also take into consideration the information contained in the full announcement, published on SENS on 16 August 2021, via the JSE link. The full announcement and the FY21 audited financial results, which includes the auditor's report, will be available on the Company's website at https://www.sasol.com/investor-centre/financial-reporting/annual-integrated-reporting-set.

The pre-recorded presentation is available on the following link:
https://www.corpcam.com/Sasol16082021

Copies of the full announcement may also be requested from the Investor Relations office, investor.relations@sasol.com or +27 10 344 9280.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2021/JSE/ISSE/SOL/FY21Result.pdf

The President and Chief Executive Officer and Chief Financial Officer will host a conference call on Monday, 16 August 2021 via webcast at 15:00 (SA time) to discuss the results and give an update of the business.

Live conference call link:
https://www.corpcam.com/Sasol16082021Q

CAPITAL MARKETS DAY

Sasol's President and Chief Executive Officer, Fleetwood Grobler, together with his executive leadership team will be hosting a virtual Capital Markets Day, including a Q&A session, on Wednesday, 22 September 2021 at 12:00 (SA time).

Please join us for our 2021 virtual Capital Markets Day where we will provide an update on Sasol's longer-term strategy and sustainability ambitions, including our transition pathway until 2050.

The agenda and participation details will follow closer to the event. Please direct any queries to: investor.relations@sasol.com or call +27 10 344 9280.

SENS issue: 16 August 2021

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol's business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices, volume growth, changes in demand for Sasol's products, increases in market share, total shareholder return, executing our growth projects, oil and gas reserves, cost reductions, legislative, regulatory and fiscal development, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 August 2021

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary